

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code : 291)

Announcement of audited financial results by a subsidiary – China Resources Jinhua Co., Ltd.

On 9th March, 2005, the board of directors of 華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd.) ("CR Jinhua"), a company incorporated in the People's Republic of China ("PRC") and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% subsidiary of China Resources Enterprise, Limited (the "Company"), has reviewed and approved the audited financial results of CR Jinhua for the year ended 31st December, 2004 which will be published in the newspapers in the PRC on 10th March, 2005. The financial statements of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The summary of the audited consolidated profit and loss account of CR Jinhua is provided below.

This is not the announcement of the audited financial results of the Company for the year ended 31st December, 2004. This announcement is made by the Company pursuant to the requirements of the Listing Rules to provide shareholders of the Company with certain financial information of a listed subsidiary which will publish its financial results in the PRC.

On 9th March, 2005, the board of directors of CR Jinhua, a company incorporated in the PRC and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% subsidiary of the Company, has reviewed and approved the audited financial results of CR Jinhua for the year ended 31st December, 2004 which will be published in the newspapers in the PRC on 10th March, 2005.

China Resources Jinhua Co., Ltd.
Summary of the audited consolidated profit and loss account for the year ended 31st December, 2004

	From 1st January, 2004 to 31st December, 2004		**From 1st January, 2003 to 31st December, 2003**	
	RMB'000	*HK$'000 (equivalent)*	*RMB'000*	*HK$'000 (equivalent)*
Turnover	621,114	585,404	466,406	439,591
Profit before income tax	19,759	18,623	27,923	26,318
Income tax	(6,156)	(5,802)	(7,711)	(7,268)
Profit after income tax	13,603	12,821	20,212	19,050
Minority interests	(11,658)	(10,988)	(5,811)	(5,477)
Profit attributable to shareholders	1,945	1,833	14,401	13,573

Notes: The above financial results of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC.

Amounts denominated in Renminbi ("RMB") have been translated, for the purpose of illustration only, into Hong Kong dollars using an exchange rate of approximately HK$1.00 = RMB1.061

General

Shareholders should note that the above financial results pertain only to CR Jinhua, in which the Company has an indirect beneficial interest of approximately 51.0%. The audited results of CR Jinhua for the year ended 31st December, 2004 will be consolidated in the group accounts of the Company after adjustments in accordance with accounting principles generally accepted in Hong Kong.

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 9th March, 2005

As at that date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang Qun, Mr. Zhong Yi and Mr. Kwong Man Him. The non-executive directors are Mr. Jiang Wei and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.

The Standard 10/3/2005